Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2015	2014

INCOME
Operating Revenues	$1,926,803	$2,085,185

Operating Expenses
Purchased Gas	433,151	619,074
Operation and Maintenance	463,344	457,616
Property, Franchise and Other Taxes	89,925	86,713
Depreciation, Depletion and Amortization	386,126	357,488
Impairment of Oil and Gas Producing Properties	120,348	—
	1,492,894	1,520,891

Operating Income	433,909	564,294

Other Income (Expense):
Interest Income	4,523	3,760
Other Income	6,682	7,547
Interest Expense on Long-Term Debt	(89,230)	(91,691)
Other Interest Expense	(4,134)	(4,568)

Income Before Income Taxes	351,750	479,342

Income Tax Expense	128,390	195,542

Net Income Available for Common Stock	$223,360	$283,800

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$2.65	$3.39

Diluted:
Net Income Available for Common Stock	$2.62	$3.35

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,170,033	83,687,056

Used in Diluted Calculation	85,102,075	84,601,418